1. Name and Address of Reporting Person:  Jimmie T. G. Coulson
6302 South Phalon Lane    Spokane WA  99223
2. Issuer Name and Ticker or Trading Symbol:  The Coeur d'Alenes Company
3. Social Security Number of Reporting Person:  ###-##-####
4. Statement for Month/Year:  December 2001
6. Relationship of Reporting Person to Issuer: Director, Officer - President/ CEO 10% owner
Non Derivative Securities Acquired, Disposed of, or beneficially Owned
1. Title of Security:  Common Stock
2. Transaction Date: 12/21/01
3. Transaction Code:  P
4. Securities Acquired:  Amount - 189       (A) Acquired    Price  $0.05
3. Transaction Code:  G
4. Securities Disposed of: Amount - 189	  (D) Disposed of
5. Amount of Securities Beneficially Owned at End of Month:  2,685,237
6. Ownership Form:  Direct
7. Nature of Indirect Beneficial Ownership:  N/A
Non Derivative Securities Acquired, Disposed of, or beneficially Owned
1. Title of Security:  Common Stock
5. Amount of Securities Beneficially Owned at End of Month:  11,904
6. Ownership Form:  Indirect
7. Nature of Indirect Beneficial Ownership:  Partnership